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MAR 1 - 2013

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67585

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TWG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, 11th Floor
(No. and Street)

OFFICIAL SEAL
DEBRA A BOSTIC
Notary Public - State of Illinois
My Commission Expires Jun 8, 2014

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Spitzer (312) 356-2380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 North Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donald M. Spitzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TWG Securities, Inc., as of February 28, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald M. Spitzer

Signature

President

Title

Debra A. Bostic

Notary Public

OFFICIAL SEAL
DEBRA A BOSTIC
Notary Public - State of Illinois
My Commission Expires Jun 8, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

TWG Securities, Inc.
Year Ended December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

TWG Securities, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2012

Contents

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm

The Stockholders
TWG Securities, Inc.

We have audited the accompanying financial statements of TWG Securities, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TWG Securities, Inc. at December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Restatement of Retained Earnings

As discussed in Note 2 to the accompanying financial statements, the Company has restated retained earnings as of January 1, 2012. Our opinion is not modified with respect to this matter.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 28, 2013

TWG Securities, Inc.

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	178,649
Accounts receivable		19,508
Prepaid fee		33,542
Income tax receivable		2,057
Total assets	$	233,756
Liabilities and stockholders' equity		
Liabilities:		
Deferred tax liability	$	4,425
Audit fees		20,000
Total liabilities		24,425
Stockholders' equity:		
Common stock, par value $.01 per share, 1,000 shares authorized, 100 shares issued and 67 shares outstanding		1
Additional paid-in capital		3,399
Retained earnings		205,931
Total stockholders' equity		209,331
Total liabilities and stockholders' equity	$	233,756

See accompanying notes.

TWG Securities, Inc.

Statement of Income

Year Ended December 31, 2012

Revenues	
Consulting fees	$ 150,000
Total revenues	150,000
Expenses	
Rent	44,277
Licensing and registration	31,355
Audit fees	20,000
Salaries	17,280
General and administrative	11,980
Legal fees	4,943
Total expenses	129,835
Income before income taxes	20,165
Income taxes	4,697
Net income	$ 15,468

See accompanying notes.

TWG Securities, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2012 (as previously reported)	$ 1	$ 3,399	$ 175,712	$ 179,112
Cumulative impact of restatement	–	–	14,751	14,751
Balance at January 1, 2012 (as restated)	1	3,399	190,463	193,863
Net income	–	–	15,468	15,468
Balance at December 31, 2012	$ 1	$ 3,399	$ 205,931	$ 209,331

See accompanying notes.

TWG Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2012

Operating activities		
Net income	$	15,468
Adjustments to reconcile net income to net cash provided by operations:		
Changes in operating assets and liabilities:		
Accounts receivable		10,698
Prepaid fee		(8,020)
Income tax receivable		2,947
Other liabilities		(4,936)
Net cash provided by operating activities		16,157
Net increase in cash and cash equivalents		16,157
Cash and cash equivalents at beginning of year		162,492
Cash and cash equivalents at end of year	$	178,649

See accompanying notes.

1. Organization and Operations

TWG Securities, Inc. (the Company), a Delaware corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and with the securities commissions in all 50 states. The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on February 27, 2007, and became licensed with FINRA on September 11, 2007. As of December 31, 2012, the Company was jointly owned by Donald M. Spitzer (50%) and Kevin P. Diamond (50%).

The Company serves as a brokerage agent for The Warranty Group, Inc. (TWG) and various other captive reinsurance companies in the sale of securities of such entities to a limited number of investors in offerings exempt from the registration requirements of the Securities Act of 1933. These are the sole activities of the Company.

Neither securities nor customer funds are received or held by the Company. The Company does not conduct any general solicitations or conduct any advertising, cold calling, or mass mailings.

During the year ended December 31, 2012, the Company conducted 29 securities transactions.

2. Significant Accounting Policies

Revenue Recognition

Consulting fees from securities offerings and related advisory fees are recognized in the period services are performed. All consulting fees are received from TWG pursuant to a consulting fee agreement (see Note 5).

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of less than three months at the time of purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

Accounts Receivable

Accounts receivable consist of amounts receivable from captive reinsurance companies for legal fees paid on their behalf. As management has determined that these amounts are collectible, there has been no allowance recorded against this receivable at December 31, 2012.

2. Significant Accounting Policies (continued)

Income Taxes

The Company files a federal income tax return and certain state and local tax returns.

Restatement of Previously Reported Amounts

The January 1, 2012 retained earnings balance was restated to correct a prepaid asset for FINRA fees previously recognized as an expense in the Company's financial statements. As of January 1, 2012, the prepaid asset recorded was $19,176, which after recording a deferred tax liability of $4,425, resulted in a net increase of $14,751 to the Company's retained earnings. The change had no material impact on regulatory net capital as of December 31, 2011.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

3. Income Taxes

The Company files a federal and Illinois state tax return. The Company classifies penalties and interest related to all tax matters in income tax expense. During the year ended December 31, 2012, the Company recorded income tax penalties of $43.

Current income taxes consist of the following for the year ended December 31, 2012:

Income taxes:		
Federal	$	2,738
State		1,959
Total income taxes	$	4,697

3. Income Taxes (continued)

A reconciliation of income tax expense based on the U.S. federal statutory corporate tax rate to the provision reported in the financial statements is as follows:

Federal statutory tax rate	15.00%
State income taxes, net of federal benefit	8.29%
Effective tax rate	23.29%

The Company paid no federal and state income taxes during the year ended December 31, 2012.

The Company did not recognize any liability for uncertain tax benefits and does not expect that there will be any significant change over the next 12 months. In addition, the Company did not recognize any liabilities for interest related to unrecognized tax benefits for December 31, 2012. Any such amount would be recorded by the Company in its provision for income taxes.

4. Net Capital Requirements

The Company, registered as a fully disclosed "limited" broker-dealer selling securities in private placements with the SEC, is subject to a minimum net capital requirement pursuant to SEC Rule 15c3-1(a)(2)(vi) and SEC Rule 15c3-1(a)(1)(i) (the Rule) of the Securities and Exchange Act of 1934. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $5,000, as defined in the Rule. At December 31, 2012, the Company had net capital of $158,649, which was $153,649 in excess of its required net capital of $5,000. At December 31, 2012, the Company's percentage of aggregate indebtedness to net capital was 12.61%.

The Rule effectively restricts advances to affiliates or capital withdrawals.

5. Related-Party Transactions

The Company's owners are both full-time employees of TWG. TWG employees provide various management and administrative functions for the Company. At least monthly, TWG estimates the fair value of the time and expenses incurred related to management and administrative functions by TWG and allocates those expenses to the Company. During the year ended December 31, 2012, the Company was allocated $17,280 of such expenses.

5. Related-Party Transactions (continued)

As discussed in Note 2, the Company receives consulting fees from TWG on a monthly basis based on a contractually agreed-upon amount. During the year ended December 31, 2012, the Company received $150,000 in consulting fees under this agreement.

Under the terms of a license fee agreement, the Company pays TWG a monthly rent to cover expenses related to rent for the operations. Total rent expense for the year was $44,277. The Company records rent expense pro rata over the term of the agreement.

6. Commitments and Contingencies

The Company leases office space under an operating lease agreement that was originally set to expire on June 30, 2010, but was extended through June 30, 2013. At December 31, 2012, minimum annual rental commitments payable to TWG was $22,504 for 2013.

7. Fidelity Bond

The Company maintains a $25,000 fidelity bond with Seabury & Smith, Inc.

8. Subsequent Events

The Company has evaluated all material subsequent events or transactions that occurred after the balance sheet date through the date on which the financial statements were issued for potential recognition or disclosure therein.

Supplementary Information

TWG Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Computation of net capital:	
Stockholders' equity and total capital	$ 209,331
Add:	
Deferred tax liability	4,425
Less nonallowable assets:	
Accounts receivable	19,508
Prepaid fee	33,542
Income tax receivable	2,057
Net capital	158,649
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	5,000
Excess net capital	$ 153,649
Aggregate indebtedness:	
Audit fees	$ 20,000
Total aggregate indebtedness	$ 20,000
Percentage of aggregate indebtedness to net capital	12.61%

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Part IIa filing as of December 31, 2012 submitted on February 28, 2013 with a reconciliation between the originally filed FOCUS Part IIa and the amended version.

TWG Securities, Inc.

Statement Regarding Rule 15c3-3

December 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(1) limited business exemption.

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Stockholders
TWG Securities, Inc.

In planning and performing our audit of the financial statements of TWG Securities, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This deficiency was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012, and this deficiency did not affect our report on the financial statements of the Company dated February 28, 2013.

The Company restated its January 1, 2012 retained earnings balance to correct a prepaid asset for FINRA fees previously recognized as expense in the Company's 2007 financial statements. In all periods subsequent to 2007, FINRA fees were expensed in the period paid. These fees should have been recorded as prepaid assets and recognized in expense over the period of service. The Company remediated this error in their December 31, 2012 financial statements and corrected the FOCUS filing as of February 28, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, except for the matter described in the preceding paragraphs that we consider to be a material inadequacy, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2013

Ernst & Young LLP

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